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05013456

SUPPL

SEC MAIL PROCESSING
RECEIVED
DEC 20 2005

December 19, 2005

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed (i) a press release dated December 15, 2005 announcing the General Meeting of Shareholders to be held on April 28, 2006 and (ii) a press release dated December 15, 2005 announcing that Arcelor has adapted its organization to have a more compact Group Management Board.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Robert C. Treuhold

Enclosure
cc: Regis Ramseyer
Arcelor SA

PROCESSED
DEC 21 2005
THOMSON
FINANCIAL

dlw 12/21

arcelor

Press release

Luxembourg, December 15th, 2005 - In order to ensure the continuity of management between the Board of Directors and the Management Board during this new stage in the development of the group, the Board of Directors has decided to propose to the General Meeting of Shareholders, to be held on 28th April 2006, that the term of office as Director of Joseph Kinsch, Chairman of the Board of Directors, be extended for two years.

The Board of Directors will also submit to the General Meeting of Shareholders of 28th April 2006 proposals for the renewal of the mandates of Directors due to expire on the date of said General Meeting.

Arcelor is a leading player of the global steel industry. With a turnover of 30 billion euros in 2004, the company holds leading positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its customers. Arcelor employs 94,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

Corporate Communications
Tel.: 352 4792 5000
E-mail: press@arcelor.com

Patrick Seyler: 352 4792 2360

Luc Scheer: 352 4792 4455
Jean Lasar: 352 4792 2359

(Spain)
Ignacio Agreda: 34 94 489 4162
Oscar Fleites: 34 98 512 60 29

(France)
Sandra Luneau 33 1 41 25 65 04

Investor relations
E-mail: investor.relations@arcelor.com
Martine Hue: 352 4792 2151
00 800 4792 4792 (toll-free, from the EU and Switzerland)
33 1 41 25 9898

arcelor

Press Release

Arcelor: new stage in its development

To start a new stage in its development, Arcelor adapts its organisation, under the management of Guy Dollé, CEO, leading a more compact Group Management Board.

The first four years of Arcelor have been a success. A new mode of operation at the service of a reaffirmed ambition.

Luxembourg, December 15th, 2005 - During its meeting held on 15th December, the Board of Directors approved the strategy and the resources for its implementation presented by the Group Management Board. The Board of Directors congratulated the Management Board, and asked it to convey its congratulations to the whole management structure, for the work carried out since the merger, which has led to the exemplary success of the integration and the launch of the transformation process.

By its creation, and in the four years elapsed since then, Arcelor has substantially contributed to the acceleration of the evolution of the steel industry. Arcelor now starts a new stage in its development with the ambition to be a leader in this industry and to continue its healthy growth. In order to achieve the Group's ambitions, the Board of Directors has decided to adapt Arcelor's initial organisation with the aim of increasing flexibility and enabling our businesses to adapt faster to the globalization process, which has only just begun.

The new mode of operation, which streamlines the initial structure based on large sectors, will lead to greater responsibility for the managers. The Business Units, fully responsible for their financial results, will report directly to the Group Management Board. Each of these activities will be monitored by a Senior Executive Vice-President, representing the Management Board, who will be supported by the common resources of the Corporate structure.

The Board of Directors has also decided to establish a more compact Management Board in order to further reinforce its collegiate responsibility.

A more compact team, headed by Guy Dollé, CEO

At the proposal of the Appointments and Remuneration Committee, the Board of Directors has decided the following appointments, effective as of 1st January 2006.

The composition of Arcelor's Management Board will be as follows:

- **Guy Dollé** President of the Management Board, CEO
- **Michel Wurth** Vice-President of the Management Board
- **Roland Junck** Senior Executive Vice-President
- **Gonzalo Urquijo** Senior Executive Vice-President and Chief Financial Officer

Enclosure:

Arcelor : Management Board – Organisation chart

President Management Board CEO *Guy Dollé*	Vice President Management Board *Michel Wurth*	Senior Executive Vice President *Roland Junck*	Senior Executive Vice President CFO *Gonzalo Urquijo*
Advisors to the CEO	Flat Carbon Steel Europe & Auto	Long Carbon Steel Europe	A 3 S
Stainless Steel	Flat Carbon Steel Brazil	Long Carbon Steel South America	Finance
HR – Health & Safety	R & D	Wire drawing	Purchasing
Commercial Coordination	Coordination Brazil	Coordination China	IT
Communication Sustainable Develop. Secretary MB	Coordination Heavy Plate		Legal Affairs
International Affairs	NSC Alliance		Investor Relations
Audit			Other activities